Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion in this Post-Effective Amendment No. 1 to Registration Statement on Form S-1 under the Securities Act of 1933, to be filed with the Securities and Exchange Commission on or about April 21, 2010, of our Independent Registered Public Accounting Firm's report dated March 31, 2010, relating to the consolidated financial statements of Cardo Medical, Inc., for the years ended December 31, 2009 and 2008.

We also consent to the reference to us as "experts" in matters of accounting and auditing in this Registration Statement.

/s/ Stonefield Josephson, Inc.

Los Angeles, California
April 21, 2010